UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Oi S.A.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

670851 104**

(CUSIP Number)

PointState Capital LP

40 West 57th Street, 25th Floor

New York, NY 10019

(212) 830-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 17, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	The CUSIP number is for the American Depositary Shares relating to the Common Shares. No CUSIP number exists for the underlying Common Shares, since such shares are not traded in the United States.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of section 18 of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

Preliminary Statement: This Amendment No. 2 amends the statement on Schedule 13D filed by PointState Capital LP and Zachary J. Schreiber on July 18, 2016, as previously amended by Amendment No.1 thereto filed by PointState Capital LP, Zachary J. Schreiber and SteelMill Master Fund LP on July 20, 2016. This Amendment No.2 is filed solely to add additional information relating to Item 4.  Capitalized terms used but not defined herein shall have the meanings ascribed to them in Amendment No. 1. The Schedule 13D, as amended, remains in full force and effect, except as specifically amended by this Amendment No. 2.

CUSIP No. 670851 104	SCHEDULE 13D	Page 2 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON PointState Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 43,250,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 43,250,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.32%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 670851 104	SCHEDULE 13D	Page 3 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Zachary J. Schreiber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 43,250,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 43,250,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.32%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 670851 104	SCHEDULE 13D	Page 4 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SteelMill Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,202,280
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,202,280
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,202,280
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.62%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 670851 104	SCHEDULE 13D	Page 5 of 7

Item 1.	Security and Issuer.

This amended statement on Schedule 13D relates to the common shares without par value (the “Common Shares”), of Oi S.A. (the “Issuer”), a corporation organized and existing under the laws of the Federative Republic of Brazil. The principal executive office of the Issuer is located at Rua General Polidoro, No. 99, 5th floor/part – Botafogo 22280-001, Rio de Janeiro, RJ, Federative Republic of Brazil.  The disclosure herein is based on 519,746,701 Common Shares outstanding as of June 30, 2016, as shown in the Issuer’s Form 6-K filed on August 12, 2016.

Item 4.	Purpose of Transaction.

The securities reported in this Schedule 13D were acquired by the Reporting Persons for investment purposes. The Reporting Persons intend to monitor activities of the Issuer, including, but not limited to, the Issuer's ongoing restructuring efforts, with the intent of taking any and all actions that the Reporting Persons may deem necessary or appropriate to protect and/or maximize the value of their respective investments. Such actions may include, but are not limited to, entering into discussions with the Issuer, management and/or the Board of Directors and may result in transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may consult with other holders of the Issuer’s securities.

The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer or derivatives or other instruments related thereto, to dispose of, or cause to be disposed of, such securities, derivatives or other instruments related thereto at any time and to formulate other purposes, plans or proposals regarding the Issuer or any of its securities.

On August 17, 2016, the Reporting Persons delivered a letter to: (i) the depositary for the American Depositary Shares, instructing it to vote all Common Shares (or other deposited securities) represented by any and all American Depositary Shares held by PointState, SteelMill and/or Conflux in favor of the proposed resolutions submitted by Société Mondiale Fundo de Investimento em Ações, for vote at the Extraordinary Shareholders’ Meetings called for September 8, 2016 at 2:00 pm and 4:00 pm, respectively, Rio de Janeiro time, or at such other times as such Extraordinary Shareholders’ Meetings shall occur; and (ii) the Issuer, instructing it to deliver to the depositary on a timely basis, all applicable notices, and to instruct the depositary to mail to the holders of American Depositary Shares on a timely basis, in accordance with the Issuer’s deposit agreement, all materials in order to permit the Common Shares (or other deposited securities) represented by American Depositary Shares to be voted by the depositary at the Extraordinary Shareholders’ Meetings mentioned above and at all other future meetings of shareholders that may be called.  A copy of the letter is attached as Exhibit 99.2.

Except as otherwise set forth in this Schedule 13D, the Reporting Persons do not have any plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 670851 104	SCHEDULE 13D	Page 6 of 7

Item 7.	Materials to Be Filed as Exhibits.

1. Joint Acquisition Statement Pursuant to Rule 13d-1(k).

2. Letter dated August 17, 2016.

CUSIP No. 670851 104	SCHEDULE 13D	Page 7 of 7

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: August 17, 2016

ZACHARY J. SCHREIBER, individually; as managing member of PointState GP, as general partner of PointState; as managing member of PointState Holdings LLC, as general partner of SteelMill and PointState Fund; and as managing member of Conflux Holdings LLC, as general partner of Conflux.

By:	/s/ Zachary J. Schreiber
Name:	Zachary J. Schreiber